Exhibit 99.1

TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Consolidates Ownership of the Greenstone Gold Mine

Arranges Term Loan and Bought Deal Equity Financing

All dollar amounts shown in United States dollars, unless otherwise indicated.

April 23, 2024 – Vancouver, BC – Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) is pleased to announce that it has entered into a binding share purchase agreement (the “SPA”) with certain funds managed by Orion Mine Finance Management LP (“Orion”) to acquire Orion’s 40% interest in Greenstone Gold Mine GP Inc., giving Equinox Gold 100% ownership of the Greenstone Mine (“Greenstone”) in Ontario, Canada (the “Transaction”).

Under the terms of the SPA, Equinox Gold will pay $995 million to acquire Orion’s 40% interest in Greenstone, payable as follows:

•	42.0 million common shares of Equinox Gold valued at $250 million;

•	$705 million in cash payable on closing; and

•	$40 million in cash payable by December 31, 2024.

Equinox Gold will fund the cash consideration with net proceeds from both a new $500 million three-year term loan and a bought deal equity financing of common shares of Equinox Gold for approximately $260 million.

Anticipated Benefits to Equinox Gold Shareholders

•

Rare opportunity to consolidate a world-class gold mine – Consolidates 100% ownership of Greenstone, one of the largest and highest-grade open pit gold mines in Canada, a top mining jurisdiction, at the beginning of its expected 14+ year mine life and into a historically strong gold price environment.

•

Increases production and is significantly accretive to near-term EBITDA and cash flow – Increases the Company’s annual gold production by an expected 160,000 low-cost ounces per year with significant near-term EBITDA and cash flow per share accretion. Consolidated Greenstone will be Equinox Gold’s largest mine, producing an expected average of 400,000 ounces of gold per year over the first five years, and is expected to be one of the world’s lowest-cost open-pit gold mines, with cash costs in the industry’s lower quartile.

•

Delivers substantial growth and exploration potential – Consolidates the Greenstone underground deposit, a key expansion opportunity at Greenstone, as well as multiple gold deposits in a highly prospective land package over a 100-km trend to the west of Greenstone, enhancing the Company’s long-term growth profile with both expansion and exploration potential.

Ross Beaty, Chairman of Equinox Gold, stated: “When we acquired our 60% interest in Greenstone in 2021, our goal was to ultimately own the whole mine. Consolidating 100% of Greenstone into Equinox Gold delivers our shareholders full exposure to a mine of outstanding scale and quality, in one of the best mining jurisdictions in the world, while meaningfully growing our expected production, cash flow and reserves.”

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Greg Smith, President and CEO of Equinox Gold, commented: “Opportunities to own gold mines like Greenstone are incredibly rare in our industry, and the Greenstone Mine will now be the foundation for long-term value creation in our company. I also welcome Orion as a shareholder of Equinox Gold and thank them for being a great partner over the last few years, as together with the Greenstone team we have executed a very successful mine build. Greenstone is well into hot commissioning, with first gold in sight. Now, as full owners, we remain focused on advancing Greenstone to commercial production and look forward to surfacing its full potential.”

Istvan Zollei, Managing Partner of Orion, stated: “Orion has been an investor in the Greenstone gold project since 2016, and collaborative joint venture partners with Equinox Gold since 2021. We’ve been very pleased to see the crucial construction and operational milestones being delivered by the team and look forward to seeing the mine achieve its full potential. Our partnership with Equinox Gold has been outstanding and synergistic, and we look forward to our cooperation collaboration with the Equinox Gold team as a supportive shareholder.”

Transaction Funding

A syndicate of banks comprising The Bank of Nova Scotia, Bank of Montreal, ING Capital LLC and National Bank of Canada have provided underwritten commitments for a term loan of $500 million to be used to partially fund the cash consideration pursuant to the SPA (the “Term Loan”). The Term Loan will have a three-year term with no principal payments during the first two years. Commencing two years after the closing date, the Term Loan will be repaid in quarterly installments equal to 10% of the then outstanding principal amount of the Term Loan, with the remaining principal amount to be repaid at maturity. Interest, covenants and other terms are substantially consistent with the Company’s existing revolving credit facility. The Term Loan is expected to be completed in connection with closing of the Transaction.

In addition, Equinox Gold has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets, National Bank Financial Inc. and Scotiabank as joint book-runners (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 49,060,000 common shares of Equinox Gold (the “Common Shares”) at a price of $5.30 per Common Share (the “Offering Price”), for aggregate gross proceeds of approximately $260 million (the “Offering”).

The Company has granted the Underwriters an over-allotment option, exercisable in whole or in part at any time at the Offering Price up to 30 days after closing of the Offering, to purchase up to an additional 15% of the number of Common Shares issued pursuant to the Offering.

The Company intends to use the net proceeds of the Offering to fund a portion of the cash consideration pursuant to the SPA due at closing of the Transaction with any excess net proceeds used for general working capital and corporate purposes, including repayment of certain indebtedness.

Closing of the Offering is expected to occur on or about April 26, 2024, subject to customary closing conditions, including the receipt of all necessary approvals of the Toronto Stock Exchange (the “TSX”) and the NYSE American in accordance with their applicable listing requirements.

The Offering will be made in each of the provinces and territories of Canada, other than Quebec, by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated November 21, 2022 (the “Base Shelf Prospectus”). The Company has filed a registration statement on Form F-10 (the “Registration Statement”) (including the Base Shelf Prospectus) and the Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with the multi-jurisdictional disclosure system established between Canada and the United States for the Offering. The Offering may also be made on a private placement basis in other international jurisdictions in reliance on applicable private placement exemptions. Before investing, prospective investors should read the Base Shelf Prospectus, the Prospectus Supplement, when available, the documents incorporated by reference therein, the Registration Statement containing such documents and other documents the Company has filed with the SEC for more complete information about the Company and the Offering.

When available, these documents may be accessed for free on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov. Alternatively, copies of these documents, when available, may be obtained upon request by contacting BMO Nesbitt Burns Inc. by mail at Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, ON, L6S 6H2, by telephone at 905-791-3151 Ext 4312, or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp. by mail at 151 W 42nd Street, 32nd Floor, New York, NY 10036, Attn: Equity Syndicate Department, by telephone at 1-800-414-3627, or by email at bmoprospectus@bmo.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Additional Transaction Details

Completion of the Transaction is expected to occur in Q2 2024 and is subject to customary closing conditions and receipt of certain regulatory and other approvals. The Transaction does not require shareholder approval.

Pursuant to and in compliance with U.S. securities laws, the Company is restricted from marketing activities related to the Transaction prior to closing of the Offering.

Advisors and Counsel

GenCap Mining Advisory Ltd. is acting as financial and debt advisor and Blake, Cassels & Graydon LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are serving as legal counsel to Equinox Gold.

RBC Capital Markets is acting as financial advisor and Torys LLP is serving as legal counsel to Orion.

Equinox Gold Contacts

Greg Smith, President & CEO

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

About Equinox Gold

Equinox Gold is a growth-focused Canadian mining company with seven operating gold mines, commissioning underway at a new mine, and a plan to achieve more than one million ounces of annual gold production by advancing a pipeline of expansion projects. Equinox Gold’s common shares are listed on the TSX and the NYSE American under the trading symbol EQX.

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the Company’s ability to successfully complete the Transaction and the timing thereof, including receipt of all required regulatory approvals and financing; the proposed benefits of the Transaction to the Company’s business, financial condition, cash flows and results of operations and to its shareholders being attained, including with respect to life of mine, production, cash flow, EBITDA and cash costs estimates, and with respect to exploration and growth opportunities; the completion of the Offering, including the receipt of TSX and NYSE American; approval; the intended use of net proceeds from the Offering; the completion and closing of the Term Loan; the use of funds available pursuant to the Term Loan; the anticipated costs of the Transaction; the Company’s expectations for the operation of Greenstone, including production capabilities and future financial or operating performance; the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operating performance; and the Company’s ability to successfully advance its growth and development projects. Forward-looking statements or information generally identified by the use of the words “will”, “advance”, “plan”, “expect”, “achieve”, “on track”, “on schedule”, “target”, “continue”, and similar expressions and phrases or statements that certain actions, events or results “could”, “would” or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements as the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include, but are not limited to: commissioning at Greenstone being completed and performed in accordance with current expectations, including estimated capital costs remaining as expected; availability of funds for the Company’s projects and future cash requirements; Greenstone Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; Equinox Gold’s ability to achieve the production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; no labour-related disruptions and no unplanned delays or interruptions in scheduled commissioning, construction, development and production, including by blockade; the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries remaining consistent with mine plans; all necessary permits, licenses and regulatory approvals are received in a timely manner; successful relationships between the Company and its joint venture partner and between the Company and its Indigenous partners at Greenstone; and the Company’s ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental risks, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous partners; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining; increased competition in the mining industry; and those factors identified in the section titled “Risks and Uncertainties” in Equinox Gold’s Management’s Discussion & Analysis dated February 21, 2024 for the year ended December 31, 2023, and in the section titled “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form, both of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward-looking statements and information are designed to help readers understand management’s views with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.